Exhibit 99.1

Amer Sports Provides Business Update

HELSINKI, Finland, October 9, 2024 – Amer Sports, Inc. (“Amer Sports”), a global group of iconic sports and outdoor brands, announced today that its CEO James Zheng, along with other members of the Amer Sports management team, attended events with investors and research analysts in Shanghai, China on October 8, 2024 as part of the company’s commitment to shareholder engagement. During the meeting, Mr. Zheng provided color on both the Company’s long-term growth perspective for Greater China as well as an update on sales performance for Greater China as it relates to Golden Week (October 1, 2024 through October 7, 2024), which followed the recently-announced government stimulus program.

Amer Sports’ Greater China revenue growth exceeded 60% year-over-year for the seven-day Golden Week period with strength across the portfolio driven by accelerating store sales at Salomon, Wilson and Arc’teryx. The Company continues to see an outsized growth opportunity in China, notably in the outdoor segment, which has been resilient despite the weak economy.

ABOUT AMER SPORTS

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.

With over 11,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports generated $4.4 billion of revenue in 2023. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

FORWARD LOOKING STATEMENTS

This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov , including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Contacts

Investor Relations:

Omar Saad

Vice President, Finance and Investor Relations

omar.saad@amersports.com

Media:

Reeta Eskola

Director, Reputation Management

Reeta.Eskola@amersports.com

Source: Amer Sports, Inc.

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